UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MELO BIOTECHNOLGY HOLDINGS INC.

_____________________________________________________

(Name of Issuer)

Common Stock, without par value

_____________________________________________________

(Title of Class of Securities)

585529 10 0

__________________________________________

(CUSIP Number)

Room 1411, West Tower

Shun Tak Center

168-200 Connaught Road

Central, Hong Kong

852-2559-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 7, 2006

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 585529 10 0

1	NAME OF REPORTING PERSON: M.L. Strategic Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS: WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,095,874

	8	SHARED VOTING POWER: 2,095,874

	9	SOLE DISPOSITIVE POWER: 2,095,874

	10	SHARED DISPOSITIVE POWER: 2,095,874

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,095,874

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 56.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

ITEM 1.

SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, without par value, (the "Common Stock") of Melo Biotechnology Holdings Inc. (the “Company”), a Canadian corporation formerly known as MIAD Systems Ltd., whose principal executive offices are located at Room 1411, West Tower, Shun Tak Center, 168-200 Connaught Road, Central, Hong Kong.

ITEM 2.

IDENTITY AND BACKGROUND.

The company filing this statement is M.L. Strategic Limited (“MLSL”), a British Virgin Islands corporation.  MLSL’s principal business is investment holding.  The business address of MLSL is Room A, 1/F 2 Sheung Hei Street, Kowloon, Hong Kong.  During the last five years, MLSL has not been convicted in any criminal proceeding.  During the last five years MLSL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 31, 2006, M.L. Strategic Limited (“Buyer”), MIAD Systems Ltd. (the “Company”) and Michael Green (“Seller”) closed a transaction into escrow pursuant to a Stock Purchase Agreement (the “Agreement”), whereby Buyer agreed to buy and Seller agreed to sell 2,300,000 shares of restricted common stock of the Company for an aggregate purchase price of $519,000.00.  On July 31, 2006, both funds and shares relating to the Agreement were placed into escrow for the express purpose of ensuring that a re-domicile of the Company from Canada to the British Virgin Islands occur in a timely manner.  However, pursuant to comments contained in a comment letter submitted by the Securities and Exchange Commission (“SEC”) relating to the Company’s Preliminary 14A, the Company subsequently elected not to pursue a re-domicile.  Following that decision, pursuant to Section 2.1 of the Agreement, the parties agreed to close escrow on November 7, 2006; the escrow was officially closed on November 7, 2006 and all funds and shares were transferred accordingly. The source of funds utilized by MLSL to facilitate the transaction was working capital of MLSL.  A copy of the Agreement was filed with the Securities and Exchange Commission on Form 8-K on August 2, 2006, and is incorporated herein by reference.

ITEM 4.

PURPOSE OF TRANSACTION.

The purpose of the transaction was to provide MLSL with a majority interest in a publicly reporting company to engage in business operations.  In conjunction with the transaction, the Company entered into an Asset Sale Purchase and Transfer Agreement, whereby the Company transferred all of the assets and liabilities relating to the Company’s computer business.  The transaction contemplated by the Asset Sale Purchase and Transfer Agreement will not affect any of the Company’s other business operations.  An 8-K relating to the closing of the Asset Sale, Purchase and Transfer Agreement was filed on November 28, 2006, and is incorporated herein by reference.  In conjunction with entry into the Stock Purchase Agreement, Fung Ming was appointed as a director of the Company to serve on the board of directors with Michael Green. An 8-K acknowledging the appointment of Fung Ming was filed with SEC on August 2, 2006.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

As of November 7, 2006, MLSL owned 2,300,000 shares of common stock representing 61.97% of the issued and outstanding shares of Common Stock of the Company.  As of November 7, 2006, MLSL had the sole right to vote and dispose, or direct the disposition, of the 2,300,000 shares of Common Stock that it owns.  Other than MLSL, no other person is known to have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by MLSL.  Subsequent to November 7, 2006, through a private transaction with independent third parties, MLSL transferred 204,126 shares of Common Stock for consulting services rendered. Upon completion of the transfers, MLSL owned 2,095,874 shares of the Company’s Common Stock representing 56.7% of the issued and outstanding shares of common stock of the Company.

      (e) Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      MLSL has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

10.7

Share Purchase Agreement, dated July 31, 2006, by and between Miad Systems    Ltd, and M.L. Strategic Limited as buyer, and Michael Green as seller, filed as exhibit 10.7 of current report on form 8-K filed on August 2, 2006 with the SEC and incorporated by reference.

10.8

Asset Sale, Purchase and Transfer Agreement effective November 22, 2006 by MIAD Systems, Ltd. and MIAD Information Systems, Ltd., filed as exhibit 10.8 of current report on form 8-K on November 28, 2006 with the SEC and incorporated herein by reference.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2007

/s/ Li Shu Mei,

Chief Executive Officer and Chairman of M.L. Strategic Limited